August 27, 2012

Via Federal Express and EDGAR

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Hydrogenics Corporation
Registration Statement on Form F-3
Filed August 1, 2012
File No. 333-182974

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2011
Filed March 28, 2012
File No. 000-31815

Dear Ms. Long:

On behalf of our client, Hydrogenics Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in its letter of August 16, 2012 (the “Comment Letter”) to Jennifer Barber, Chief Financial Officer of the Company, with respect to the Company’s Registration Statement on Form F-3, filed on August 1, 2012 (the “Registration Statement”) and the Company’s Annual Report on Form 20-F, filed on March 28, 2012 (the “Form 20-F”).

On the date hereof, the Company has filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”), incorporating the revisions described herein.  To assist the Staff in reviewing this letter, we will separately deliver to you and Ms. Erin Jaskot, by courier, a copy of this letter, along with a marked copy of Amendment No. 1 showing changes against the Registration Statement as filed on August 1, 2012.  If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s response immediately following each numbered comment.

The following are the Company’s responses to the Comment Letter:

General

1.
We note your language on page 27 stating that you may issue some or all of the securities offered by the prospectus in exchange for property, including securities or assets of yours or of other companies which you may acquire in the future. Please note that pursuant to General Instruction I.B.5 of Form F-3, you may only register securities that are being offered “for cash,” and this does not include securities available for exchange offers or other business combination transactions. Please revise your disclosure accordingly and confirm that the securities being registered will be offered only “for cash.” See Question 116.09 of the Compliance and Disclosure Interpretations for Securities Act Forms.

Response:

The Company has revised the disclosure on page 27, as well as pages 22 and 25, of Amendment No. 1 to remove references to securities being offered under the Registration Statement in exchange for any non-cash consideration.  The Company confirms that securities being registered under the Registration Statement will be offered only for cash.

Prospectus Cover Page

2.	Please include the “Subject to Completion Legend” required by Item 501(b)(10) of Regulation S-K. See Item 1 of Form F-3.

Response:

The Company has included the “Subject to Completion Legend” on the cover page of the prospectus included in Amendment No. 1.

Description of Debt Securities, page 17

3.
We note your disclosure on page 18 suggesting that the debt securities may be converted into debt or equity securities of one or more third parties. Please note that even if an exemption is available for the offer and sale of these third-party securities, you must provide information, possibly including financial statement and non-financial statement disclosures, about the issuer of the underlying securities in your registration statement. See Question 203.03 of the Securities Act Compliance and Disclosure Interpretations and the Morgan Stanley & Co., Incorporated No-Action Letter (June 24, 1996). If you wish to include the third-party securities, please provide us with your analysis as to why registration under the Securities Act is not required, and include the required third-party information in the prospectus. If you do not wish to offer third-party securities underlying any debt securities, please remove such references from the prospectus.

Response:

The Company has revised the disclosure on page 18 of Amendment No. 1 to remove the reference to debt securities offered pursuant to the Registration Statement being convertible into debt or equity securities of a third party.

Exhibit Index

4.
We note your footnote disclosure to Exhibit 25.1. Please note that you must file the Form T-1 under electronic form type "305B2" and may not include it in a post-effective amendment or as an exhibit to an Exchange Act Report that is incorporated by reference into the registration statement. Please revise your footnote disclosure accordingly. See Question 220.01 of the Compliance and Disclosure Interpretations for the Trust Indenture Act of 1939.

Response:

The Company has revised the footnote for Exhibit 25.1 on page II-4 of Amendment No. 1 and in the Exhibit Index following the signature pages, to indicate that such exhibit will be filed in accordance with the requirements of Section 305(b)(2) of the Trust Indenture Act of 1939 and Rule 5b-3 thereunder.

Undertakings, page II-4

5.	Please include the undertaking in Item 512(a)(5)(i) of Regulation S-K.

Response:

The Company has included the undertaking in Item 512(a)(5)(i) of Regulation S-K on page II-5 of Amendment No. 1.

Form 20-F for the Year Ended December 31, 2011

6.
We note that the Independent Auditor’s Report included on page F-4 is not dated and does not indicate the city and state where issued. Please amend your Form 20-F to provide a complete audit report that meets the requirements set forth in Item 202(a) of Regulation S-X.

Response:

The Company advises the Staff that concurrently with the filing of this letter, the Company has filed an amendment to its Form 20-F that includes a dated Independent Auditor’s Report that indicates the location of issuance.

* * *

The Company understands that the Staff may have additional comments after receiving Amendment No. 1 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgement:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, the Registration Statement or the Form 20-F, please do not hesitate to call the undersigned at (212) 880-6363.  Please send copies of any correspondence relating to this filing to the undersigned by email to mkurta@torys.com or by facsimile to (212) 682-0200.

Sincerely, /s/ Mile T. Kurta Mile T. Kurta

cc:	Erin Jaskot (Securities and Exchange Commission) Jennifer Barber (Hydrogenics Corporation)